OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Perceptron, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
71361F100
(CUSIP Number)
Jeffrey S. Buschmann, Esq.
Boult Cummings Conners & Berry, PLC
1600 Division Street, Suite 700
Nashville, Tennessee 37203
(615) 252-2388
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 17, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	71361F100

1	NAMES OF REPORTING PERSONS: Richard L. Scott

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		329,738

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		329,738

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

329,738

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

This Amendment No. 1 amends the Schedule 13D filed by Richard L. Scott (the “Reporting Person”) on October 20, 2005 (the “Schedule 13D”) with respect to shares of Common Stock, $0.01 par value (the “Common Stock”), of Perceptron, Inc., a Michigan corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Schedule 13D.
Item 5. Interest in Securities of the Issuer
The 329,738 shares of the Common Stock owned by the Reporting Person constitute 3.75% of the outstanding Common Stock of the Issuer, based on the outstanding shares of Issuer Common Stock set forth in the Issuer’s most recent Form 10-Q.
The Reporting Person has sole voting and dispositive power with respect to the Common Stock.
The Reporting Person sold the following shares of the Common Stock of the Issuer in open market transactions during the past 60 days:

			Aggregate
Purchase Date	No. of Shares	Price Per Share	Consideration
10/9/2006	118	$8.17000	$964.06
10/10/2006	8800	$8.20060	$72,165.28
10/11/2006	10718	$8.20460	$87,936.90
10/13/2006	11287	$8.30440	$93,731.76
10/16/2006	100	$8.25000	$825.00
10/17/2006	100	$8.20000	$820.00
10/18/2006	100	$8.23000	$823.00
10/19/2006	6100	$8.20230	$50,034.03
10/20/2006	490	$8.16940	$4,003.01
11/2/2006	300	$8.29670	$2,489.01
11/3/2006	5500	$8.21420	$45,178.10
11/6/2006	3890	$8.19330	$31,871.94
11/10/2006	5474	$8.15090	$44,618.03
11/14/2006	700	$8.19000	$5,733.00
11/15/2006	571	$8.20000	$4,682.20
11/16/2006	25000	$8.20000	$205,000.00
11/17/2006	19264	$8.80070	$169,536.68
11/20/2006	10930	$8.80490	$96,237.56
11/22/2006	8000	$8.40010	$67,200.80

	117,442		$983,850.36

The Common Stock was purchased by three different entities controlled by the Reporting Person.
The Reporting Person has not purchased or sold any other shares of Common Stock of the Issuer in the past 60 days.
The Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Issuer on October 10, 2006.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 24, 2006
/s/ Richard L. Scott

Richard L. Scott